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                       SECURITIES AND EXCHANGE COMMISSION                  OMB Number:           3235-0145
                              Washington, D.C. 20549                       Expires:  August 31, 1999
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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                         WELLSFORD REAL PROPERTIES, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)

                                    950240200
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                                 (CUSIP Number)

                            David J. Greenwald, Esq.
                              Goldman, Sachs & Co.
                    85 Broad Street, New York, New York 10004
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 26, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  which is the subject of this  Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e),  240.13d-1(f) or 240.13d-1(g), check the
following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedules,  including all exhibits.  See  ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

     WHWEL Real Estate  Limited  Partnership,  WHATR  Gen-Par,  Inc.,  Whitehall
Street Real Estate Limited  Partnership VII, WH Advisors,  L.L.C. VII, Whitehall
Street Real Estate  Limited  Partnership  V, WH  Advisors,  L.L.C.  V, W/W Group
Holdings,  L.L.C.,  Whitehall  Street Real  Estate  Limited  Partnership  XI, WH
Advisors, L.L.C. XI , Goldman, Sachs & Co. and The Goldman Sachs Group, Inc.
hereby amend the report on Schedule  13D,  dated August 28, 1997,  as amended by
Amendment  No. 1 thereto  dated May 14,  1997,  as  amended by  Amendment  No. 2 thereto  dated May 14, 1998, as amended by Amendment No. 3 thereto dated June 7,
1999, as amended by Amendment No. 4 thereto dated April 4, 2000,  and as further amended by Amendment  No. 5 thereto  dated  August 10, 2000 (as so amended,  the
"Schedule 13D"), filed in respect of shares of common stock, par value $0.01 per share, of Wellsford Real Properties,  Inc., a Maryland corporation.  Capitalized terms used but not  defined  herein  shall have the meaning  attributed  to such terms in Schedule 13D.

Item 4. Purpose of the Transaction.

     Item 4 of the  Schedule  13D is  hereby  amended  by adding  the  following paragraphs prior to the last paragraph thereof:

          As a possible  alternative  to the  possible  transactions  previously reported  which could result in a sale or transfer by the Company of all or
     substantially   all  of  its   interest   in   Wellsford/Whitehall   Group,
     representatives  of the Reporting  Persons have commenced  discussions with
     management  of  the  Company  concerning   possible  agreements  and/or  an
     amendment to the Wellsford/Whitehall  Group LLC Agreement that would, among other  things,  grant  additional  authority to affiliates of WHWEL and WWG
     Realty with respect to, among other  matters,  the  management  and certain sales and financings of properties owned by  Wellsford/Whitehall  Group. In exchange  for such  rights,  the  Company may be paid  certain  fees and/or receive other consideration in connection with, among other things, certain sales of properties owned by Wellsford/Whitehall  Group and/or acquisitions of additional  properties by affiliates of the Reporting Persons.  Any such agreements  and/or  amendment  may also  contain  other terms  altering the existing terms of the Wellsford/Whitehall Group LLC Agreement. The terms of any such agreements  and/or amendment have not been  determined,  including the form or  amount  of any  consideration  that  would be  payable  to the
     Company.

          None of the Reporting  Persons or their  affiliates has yet determined to engage in any of the transactions  described above, and no agreement has been  reached  with  the  Company's  management  with  respect  to any such transaction. There can be no assurance that any of the Reporting Persons or their  affiliates will determine to engage in any such  transaction or that any  agreement  will be  reached  with  respect  to any  such  transaction.
     Discussions with respect to any of the above transactions (or any potential transactions previously reported) may be terminated at any time.

                                    SIGNATURE

     Each Reporting Person  certifies that, after reasonable  inquiry and to the best of such Reporting  Person's knowledge and belief, the information set forth in this Statement is true, complete and correct.

Dated: September 28, 2000                  WHWEL REAL ESTATE LIMITED PARTNERSHIP

                                           By:  WHATR Gen-Par, Inc.

                                                By: /s/ Elizabeth M. Burban
                                                    Name:  Elizabeth M. Burban
                                                    Title:  Vice President

Dated: September 28, 2000                  WHATR GEN-PAR, INC.

                                                By: /s/ Elizabeth M. Burban
                                                    Name:  Elizabeth M. Burban
                                                    Title:  Vice President

Dated: September 28, 2000                  WHITEHALL STREET REAL ESTATE LIMITED
                                            PARTNERSHIP VII

                                           By:  WH Advisors, L.L.C. VII

                                                By: /s/ Elizabeth M. Burban
                                                    Name:  Elizabeth M. Burban
                                                    Title:  Vice President

Dated: September 28, 2000                  WH ADVISORS, L.L.C. VII

                                                By: /s/ Elizabeth M. Burban
                                                    Name:  Elizabeth M. Burban
                                                    Title:  Vice President

Dated: September 28, 2000                  WHITEHALL STREET REAL ESTATE LIMITED
                                            PARTNERSHIP V

                                           By:  WH Advisors, L.L.C. V

                                                By: /s/ Elizabeth M. Burban
                                                    Name:  Elizabeth M. Burban
                                                    Title:  Vice President

Dated: September 28, 2000                  WH ADVISORS, L.L.C. V

                                                By: /s/ Elizabeth M. Burban
                                                    Name:  Elizabeth M. Burban
                                                    Title:  Vice President

Dated: September 28, 2000                  W/W GROUP HOLDINGS, L.L.C.

                                                By: /s/ Elizabeth M. Burban
                                                    Name:  Elizabeth M. Burban
                                                    Title:  Vice President

Dated: September 28, 2000                  WHITEHALL STREET REAL ESTATE LIMITED
                                            PARTNERSHIP XI

                                           By:  WH Advisors, L.L.C. XI

                                                By: /s/ Elizabeth M. Burban
                                                    Name:  Elizabeth M. Burban
                                                    Title:  Vice President

Dated: September 28, 2000                  WH ADVISORS, L.L.C., XI

                                                By: /s/ Elizabeth M. Burban
                                                    Name:  Elizabeth M. Burban
                                                    Title:  Vice President

Dated: September 28, 2000                  GOLDMAN, SACHS & CO.

                                                By: /s/ David J. Greenwald
                                                    Name:  David J. Greenwald
                                                    Title:  Managing Director

Dated: September 28, 2000                  THE GOLDMAN SACHS GROUP, INC.

                                                By: /s/ Daniel M. Neidich
                                                    Name:  Daniel M. Neidich
                                                    Title:  Managing Director